VF 3-5-03

** AM 3/4/2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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03011267

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53097

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ~~[illegible]~~ Macquarie Capital Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 South LaSalle Street, 4th Floor
(No. and Street)

Chicago (City) Illinois (State) 60603 (Zip Code)

SEC MAIL RECEIVED PROCESSING FEB 26 2003 WASH. D.C. 161 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald E. Suter (312) 499-8580
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

One North Wacker (Address) Chicago (City) IL (State) 60606 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/31

OATH OR AFFIRMATION

I, Donald E. Suter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Macquarie Capital Partners LLC, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
KIMBERLI K LIPPIATT
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES:04/17/06

Signature

Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Macquarie Capital Partners LLC

11 South LaSalle Street
Chicago, Illinois 60603

Telephone (312) 499 8500
Facsimile (312) 499 8585
Internet www.mcp-llc.com

MACQUARIE

February 24, 2003

Ladies and Gentlemen:

Enclosed please find the audited financial statements of Macquarie Capital Partners LLC for the year ended December 31, 2002.

Please note that our fiscal year-end has changed from December 31 to March 31. As a result, the next audited financial statements for Macquarie Capital Partners LLC will cover the 15-month period from January 1, 2003 through March 31, 2004. These financial statements will be submitted within the required number of days after March 31, 2004. Attached for your reference is a letter of approval from the NASD regarding this modification.

Sincerely,

Donald E. Suter
Managing Principal

NASD

November 4, 2002

MacQuarie Capital Partners LLC
11 South LaSalle Street
Chicago, IL 60603

Attention: David T. Novick

RE: Firm CRD No. 108888

SEC MAIL RECEIVED PROCESSING
FEB 26 2003
WASH DC 161 SECTION

Ladies and Gentlemen:

This is in response to your letter dated October 16, 2002 in which you request to change MacQuarie Capital Partners LLC's annual audit date pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 (17 C.F.R. § 240.17a-5) from December 31st to March 31st, effective March 31, 2004.

NASD as your firm's Designated Examination Authority ("DEA") approves your request based on your representations that MacQuarie Capital Partners LLC is in compliance with the net capital and recordkeeping rules and requirements of SEC Rule 15c3-3.

If you have any further questions, please contact Erik Jackson, Compliance Examiner, at (312) 899-4627, or Yvonne Rzeszot, Supervisor of Examiners, at (312) 899-4393.

Sincerely,

James P. Moran
Associate District Director

aw/webba/aa/108888-APP.doc

cc: Mr. Lawrence Kendra
Chicago Regional Office
Securities and Exchange Commission
175 West Jackson Blvd., Suite 900
Chicago, IL 60604

Ms. Elizabeth Wollin, Director
NASD, Member Regulations
9509 Key West Avenue
Rockville, MD 20850

Macquarie Capital Partners LLC
and Subsidiary

Report on Audit of Consolidated Financial Statements

For the Year Ended December 31, 2002

Macquarie Capital Partners LLC and Subsidiary

Index

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000

Report of Independent Accountants

To the Board of Directors of
Macquarie Capital Partners LLC

In our opinion, the accompanying consolidated statement of financial condition and the related consolidated statements of operations, of partners' equity and of cash flows present fairly, in all material respects, the financial position of Macquarie Capital Partners LLC and Subsidiary (the "Company") at December 31, 2002, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 14, 2003

Macquarie Capital Partners LLC and Subsidiary

Consolidated Statement of Financial Condition
As of December 31, 2002

ASSETS

Assets:	
Cash and cash equivalents	$ 6,675,701
Accounts receivable	264,681
Investments at market (cost of $3,532,269)	3,214,172
Fixed assets, net	274,283
Other assets	218,074
Total assets	$ 10,646,911

LIABILITIES AND PARTNERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 2,846,047
Deferred compensation payable	2,386,040
Total liabilities	5,232,087
Partners' equity:	
Class A units	4,808,447
Class B units	-
Class C units	521,598
Accumulated other comprehensive income	84,779
Total partners' equity	5,414,824
Total liabilities and partners' equity	$ 10,646,911

The accompanying notes are an integral part of these consolidated financial statements.

Macquarie Capital Partners LLC and Subsidiary

Consolidated Statement of Operations
For the Year Ended December 31, 2002

Revenues:	
Placement agent fees and trading commissions	$ 10,060,425
12b-1 fees	536,905
Interest and other income	370,786
Total revenues	10,968,116
Expenses:	
Operating expenses:	
Payroll and related costs	7,785,255
Professional fees	1,123,682
Occupancy costs	539,074
Office expenses	308,564
Marketing and presentation costs	327,976
Travel and entertainment	455,074
Industry databases and publications	133,820
Regulatory fees and expenses	24,908
Insurance expense	134,712
Recruitment	76,074
Sales and franchise taxes	8,995
Depreciation	115,919
12b-1 fees	536,905
Other expenses	310,126
Total operating expenses	11,881,084
Nonoperating expenses:	
Deferred compensation costs	12,175,534
Net loss	(13,088,502)
Other comprehensive income:	
Foreign currency translation adjustments	104,612
Comprehensive loss	$ (12,983,890)

The accompanying notes are an integral part of these consolidated financial statements.

Macquarie Capital Partners LLC and Subsidiary

Consolidated Statement of Partners' Equity
For the Year Ended December 31, 2002

	Class A Units	Class B Units	Class C Units	Accumulated Comprehensive Income	Total Partners' Equity
Balance at December 31, 2001	$ 3,865,446	$ 378,141	$ (184,027)	$ (19,833)	$ 4,039,727
Net loss	(286,990)	(12,697,115)	(104,397)	-	(13,088,502)
Capital contributions:					
Deferred compensation	-	12,632,127	-	-	12,632,127
Cash	-	1,950,000	-	-	1,950,000
Redemptions	-	-	(100)	-	(100)
Allocation of Class B units to Class A and Class C members (Note 1)	1,309,929	(2,183,215)	873,286	-	-
Distributions	(79,938)	(79,938)	(63,164)	-	(223,040)
Foreign currency translation adjustments	-	-	-	104,612	104,612
Balance at December 31, 2002	$ 4,808,447	$ -	$ 521,598	$ 84,779	$ 5,414,824

The accompanying notes are an integral part of these consolidated financial statements.

Macquarie Capital Partners LLC and Subsidiary

Consolidated Statement of Cash Flows
For the Year Ended December 31, 2002

Cash flows from operating activities:	
Net loss	$ (13,088,502)
Adjustments to reconcile net loss to net cash flows provided by operating activities:	
Depreciation expense	115,919
Realized loss on dispositions of fixed assets	12,463
Deferred compensation costs	13,411,995
Decrease in accounts receivable	46,034
Increase in other assets	(72,681)
Decrease in accounts payable and accrued expenses	(297,188)
Net cash flows provided by operating activities	128,040
Cash flows from investing activities:	
Purchase of fixed assets	(188,114)
Investment in deferred compensation plans	(2,158,000)
Net cash flows used in investing activities	(2,346,114)
Cash flows from financing activities:	
Contributions from Class B member	1,950,000
Distributions to members	(223,040)
Redemption of Class C units	(100)
Net cash flows provided by financing activities	1,726,860
Net decrease in cash and cash equivalents	(491,214)
Effect of foreign currency translations	104,612
Cash and cash equivalents, beginning of year	7,062,303
Cash and cash equivalents, end of year	$ 6,675,701
Non-cash investing and financing activities:	
Decrease in market value of investments	$ 251,945
Contribution of deferred compensation costs	$ 12,632,127

The accompanying notes are an integral part of these consolidated financial statements.

1. General Information and Summary of Significant Accounting Policies

On January 2, 2001, Security Capital Group Incorporated ("Security Capital") entered into a joint agreement with Macquarie Bank Limited ("Macquarie Bank") whereby a new entity, Macquarie Capital Partners LLC ("MCP"), succeeded to the business previously conducted by Security Capital Markets Group Incorporated ("Capital Markets").

Macquarie Bank contributed $2,000,000 in exchange for 1,000 Class A units, representing a 40 percent equity interest in MCP.

Security Capital contributed certain fixed assets and accounts receivable of Capital Markets to MCP, in addition to contributing its investment in Security Capital Markets Group Limited ("Markets Limited"), a wholly owned subsidiary of Security Capital in the United Kingdom ("UK"). Security Capital received 1,000 Class B units and a 40 percent equity interest in MCP in exchange for its contribution. Markets Limited's name was subsequently changed to Macquarie Capital Partners Limited ("MCP Ltd.") and became a wholly-owned subsidiary of MCP.

Management members contributed cash in exchange for Class C units and a 20 percent equity interest in MCP.

Macquarie Bank and Security Capital agreed to make cash contributions of $8,250,000 and $4,250,000, respectively. Macquarie Bank contributed additional cash of $2,250,000 in 2001. Security Capital contributed additional cash of $1,950,000 in 2002 and $250,000 in 2001.

On May 13, 2002, Security Capital surrendered its Class B units and withdrew as a partner of MCP through execution of a Redemption and Termination Agreement. Effective May 14, 2002, a Second Amended and Restated LLC Agreement was signed which provided for the Class A units to hold a 60% equity interest in MCP and the Class C units to hold a 40% equity interest in MCP.

Under this restated agreement, Macquarie Bank is not obligated to provide any further capital contributions to MCP. However, Macquarie Bank (through a subsidiary) has issued to MCP a Revolving Credit Agreement and Note for up to $2 million. There were no borrowings by MCP on this note during 2002.

As per the restated agreement, the overall Class A ownership percentage will be automatically adjusted downward by 2.5% and the overall Class C ownership will be automatically adjusted upward by 2.5% at the end of each calendar year beginning December 31, 2002 such that on December 31, 2005 the ownership of MCP will reach and remain at 50% ownership by Class A and Class C members.

MCP and MCP Ltd. (collectively, the "Company") were formed for the purpose of providing global real estate investment banking services, including acting as a placement agent for private and public offerings and providing financial advisory services. Additionally, MCP provides brokerage services by arranging trades of publicly traded securities and serves as the distributor for an affiliated mutual fund. MCP is a registered broker-dealer in the United States and has offices in Chicago and New York. MCP Ltd. is a licensed securities dealer in the UK and maintains an office in London, UK.

MCP engages in selling publicly held securities on which it receives commissions. MCP has an agreement with a third party broker-dealer who executes and clears the trades and forwards the commissions to MCP. MCP does not take a position in any securities and does not hold customers' securities at any time.

Principles of Financial Presentation

The accompanying consolidated financial statements include the results of the Company. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

The Company considers all cash on hand, demand deposits with financial institutions and short-term, highly liquid investments with original maturities of three months or less to be cash equivalents.

Fixed Assets

Fixed assets are recorded at cost. Depreciation is computed on the straight-line method over the estimated useful life of the asset (generally three to ten years).

Investments

The Company's investments represent monies set aside to fund deferred compensation plans for management members. Investments are recorded at market value and consist of investments in mutual fund equity securities. Changes in the market values are recorded as other income and expense.

Fees

Placement agent fees are recognized by the Company pursuant to the applicable placement agreement, generally upon the closing of the individual security issue for placement fees or upon completion of specified tasks. Block trading commissions are recorded upon execution of the trade.

Restricted Stock Units and Options

Certain management members received restricted stock units and options on Security Capital stock. Under accounting principles generally accepted in the United States of America, these amounts are marked to market and reported as deferred compensation expense over the vesting period with an offsetting capital contribution from Security Capital. In allocating MCP's net income, the amount attributable to this expense is allocated to Security Capital. All such restricted securities and options vested in May 2002, which resulted in total expense of approximately $11,665,000 included in deferred compensation costs.

Deferred Compensation Plans

The Company has two deferred compensation plans for its management members. Security Capital provided funds of $1.6 million in February 2001 to the Company for a deferred compensation plan. The Company contributed an additional $1.6 million to this plan in February 2002. Each contribution vests over a 3-year period. The second deferred compensation plan was funded through contributions by management members of approximately $858,000 in February 2002. These funds are fully vested and will be paid out upon termination or retirement of participants.

The vested amount of the contribution made by Security Capital is reported as deferred compensation expense with an offsetting capital contribution from Security Capital. In allocating MCP's net income, the amount attributable to this expense is allocated to Security Capital. This amounted to approximately $510,000 in 2002 and has been included in deferred compensation costs. Upon the exit of Security Capital in May 2002, a capital contribution equal to the unvested portion of its fund contribution was recorded. This amount of $457,000 will be recorded as payroll and related expense over time as the contribution vests. Approximately $254,000 is included in payroll and related expense for the year ended December 31, 2002.

The vested amount of the contribution made by the Company is recorded as payroll and related expense. Approximately $983,000 is included in payroll and related expense through December 31, 2002.

Other Comprehensive Income

Other comprehensive income for the Company consists of foreign currency translation adjustments which have been recorded as a component of equity pursuant to Statement of Financial Accounting Standard No. 52. MCP Ltd., whose functional currency is not the U.S. dollar, translates its financial statements into U.S. dollars. Assets and liabilities are translated at the exchange rate at the end of the period. Income and expenses are translated at the average exchange rate during the period. Gains and losses resulting from translation are included in accumulated other comprehensive income as a separate component of partners' equity.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Related Party Transactions

Security Capital

The following summarizes the services provided by Security Capital and its subsidiaries to MCP for the year ended December 31, 2002:

Accounting, administrative and IT services	$ 353,193
Subleased office space	250,691
12b-1 fees	536,905
	$ 1,140,789

Expenses for accounting, administrative and IT services are included in professional fees. Expenses for subleased office space are included in occupancy costs. At December 31, 2002, MCP had an outstanding balance due to Security Capital and its subsidiaries of $76,453, which is included in accounts payable and accrued expenses.

The following summarizes the services provided by the Company to Security Capital, its subsidiaries and affiliates for the year ended December 31, 2002:

Placement agent fees	$ 1,037,599
12b-1 fees	536,905
Other income	2,439
	$ 1,576,943

As the distributor of the affiliated mutual fund, Security Capital Real Estate Mutual Funds Incorporated (the "Mutual Fund"), MCP receives 12b-1 fees of .25% of the average daily net assets of the Mutual Fund. The Mutual Fund's expenses that exceed their fee cap are paid by Security Capital Research and Management Incorporated ("SC-R&M"), an indirect wholly-owned subsidiary of Security Capital. MCP has agreed to transfer the fees received from the Mutual Fund to SC-R&M to partially offset SC-R&M's expenses. For the year ended December 31, 2002, the fee revenues received and reimbursed were $536,905.

Macquarie Bank

The following summarizes the services provided by Macquarie Bank and its subsidiaries to the Company for the year ended December 31, 2002:

	MCP	MCP Ltd.	Total
Accounting, administrative and IT services	$ 32,350	$ 128,202	$ 160,552
Subleased office space	31,141	229,938	261,079
Other services	71,250	14,406	85,656
	$ 134,741	$ 372,546	$ 507,287

Accounting, administrative and IT services are included in professional fees. Expenses relating to subleased office space are included in occupancy expense, other services of $71,250 are included in professional fees and $14,406 are included in occupancy expenses. At December 31, 2002 the Company had a balance due to Macquarie Bank of $113,942, which is included in accounts payable and accrued expenses.

During 2002, the Company earned placement agent fees of $6,094,951 and office service fees of $11,956 from Macquarie Bank, its subsidiaries and affiliates. At December 31, 2002, the Company had a receivable from Macquarie Bank and its subsidiaries of $14,373 included in accounts receivable, and a prepaid asset of $18,000 included in other assets.

3. Fixed Assets

Fixed assets consisted of the following at December 31, 2002:

Computer equipment and software	$ 340,106
Office furniture and equipment	132,956
Leasehold improvements	29,757
Accumulated depreciation	(228,536)
	$ 274,283

4. Income Taxes

As a limited liability corporation, MCP is not subject to U.S. income taxes. Taxable earnings of MCP flow through to the partners and are subject to income taxes at the individual level. MCP Ltd. is subject to UK corporate taxes calculated using the income tax rates in effect under existing legislation. Due to a prior year operating loss, MCP Ltd. has a deferred tax asset that will be available to benefit taxable income in future years. A reserve allowance was established for the entire amount of the deferred tax asset.

5. Reserve Requirements and Net Capital Requirements

MCP is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. MCP utilizes the aggregate indebtedness method permitted by Rule 15c3-1. At December 31, 2002, MCP had net capital of $3,006,268, which exceeded required net capital by $2,865,066.

MCP claims exemption under Section k(2)(i) from the Securities and Exchange Commission Reserve Requirements (Rule 15c3-3).

Macquarie Capital Partners LLC and Subsidiary

Notes to Consolidated Financial Statements, Continued

The following is a summary of certain financial information of the Company's consolidated subsidiary:

	Total Company	Effect of Consolidation of MCP Ltd.	MCP
Total assets	$ 10,646,911	$ (728,021)	$ 9,918,890
Total liabilities	5,232,087	(728,021)	4,504,066
Total equity	5,414,824	-	5,414,824

The Company's investment in MCP Ltd. of $1,692,970 is not included as capital in computation of MCP's net capital under Rule 15c3-1.

MCP Ltd. is subject to maintenance of adequate Financial Resource Requirements (FRR) as promulgated by the Financial Services Authority (FSA) in the UK. MCP Ltd. was in compliance with its regulatory requirements at December 31, 2002.

Supplemental Schedules

Macquarie Capital Partners LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission As of December 31, 2002

Net capital:	
Total partners' equity	$ 5,414,824
Investment in subsidiary	(1,692,970)
Other non-allowable assets	(501,154)
Net capital before haircut	3,220,700
Haircut on securities	214,432
Net capital	$ 3,006,268
Aggregate indebtedness (AI)	$ 2,118,027
Computation of basic net capital requirement:	
Minimum net capital required - 6-2/3% of aggregate indebtedness	$ 141,202
Excess net capital	$ 2,865,066
Excess net capital at 1,000% (net capital - 10% of AI)	$ 2,794,465

There are no material differences between the above computation and the computation included on a non-consolidated basis in the unaudited quarterly FOCUS reports filed on Form x-17(a)-5, Part IIA.

Macquarie Capital Partners LLC

Computation for Determination of Reserve Requirement and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission December 31, 2002

MCP claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 as provided by paragraph k(2)(i). Accordingly, MCP is not required to submit a computation for determination of reserve requirements or information relating to possession or control requirements.

Macquarie Capital Partners LLC

Report of Independent Accountants on Internal Control Required by SEC Rule 17a-5

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000

**Report of Independent Accountants on Internal Control
Required by SEC Rule 17a-5**

To the Board of Directors of
Macquarie Capital Partners LLC

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Macquarie Capital Partners LLC (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

PRICEWATERHOUSECOOPERS

management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 14, 2003